UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

March 13, 2024
Date of Report (Date of earliest event reported)

Everi Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-32622	20-0723270
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7250 S. Tenaya Way, Suite 100, Las Vegas, Nevada, 89113
(Address of principal executive offices)

(800) 833-7110
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐                Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐                Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐                Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	EVRI	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company   ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
(b) As previously announced on February 29, 2024, Everi Holdings Inc., a Delaware corporation (the “Company” or “Everi”) entered into definitive agreements with International Game Technology PLC, a public limited company incorporated under the laws of England and Wales (“IGT”), Ignite Rotate LLC, a Delaware limited liability company and a direct wholly owned subsidiary of IGT (“Spinco”), and Ember Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Company (“Merger Sub,” and together with Everi, IGT and Spinco, the “Parties”), pursuant to which, and subject to the terms and conditions of the definitive agreements, the Parties agreed to consummate certain proposed transactions whereby (i) IGT will transfer (or cause to be transferred) to Spinco substantially all of the assets, and Spinco will assume substantially all of the liabilities, of IGT’s Global Gaming and PlayDigital businesses (the “Spinco Business”) (the “Separation”), (ii) in connection with the Separation, IGT will contribute all of the equity interests of International Game Technology, a Nevada corporation and a direct wholly owned subsidiary of IGT (“Gaming Holdco”), to Spinco (the “Spinco Contribution”) in exchange for (a) Spinco issuing to IGT additional units of Spinco (“Spinco Units”), resulting in IGT owning all of the issued and outstanding Spinco Units, and (b) Gaming Holdco issuing to IGT a promissory note (the “Intercompany Note”), (iii) immediately following the completion of the Separation, IGT will distribute all of the issued and outstanding Spinco Units pro rata to IGT’s shareholders (the “Distribution”), and (iv) immediately after the Distribution, (a) prior to the Merger Effective Time (as defined below), the Company will purchase two Spinco Units from De Agostini S.p.A., a società per azioni organized under the laws of Italy and an affiliate of IGT (“De Agostini”), in exchange for a price per purchased Spinco Unit equal to the greater of the thirty (30)-day average share price of the Company’s common stock prior to the date of Closing (as defined below) or the share price of the Company’s common stock as of the end of the business day immediately prior to the date of Closing, (b) at the Merger Effective Time, Merger Sub will merge with and into Spinco (the “Merger”), with Spinco surviving the Merger as a direct wholly owned subsidiary of the Company, and all outstanding Spinco Units will be converted into the right to receive shares of the common stock, $0.001 par value per share, of the Company (“Company common stock”), as calculated and subject to adjustment as set forth in the Merger Agreement (as defined below) and in accordance with the Delaware Limited Liability Company Act, and (c) immediately following the Merger Effective Time, (I) the Company will cause Spinco to merge with and into Gaming Holdco (the “Second Step Merger”), with Gaming Holdco surviving the Second Step Merger as a direct wholly owned subsidiary of the Company, and (II) the Company will, directly or indirectly, contribute the Cash Payment (as defined below) to Gaming Holdco and, immediately thereafter, Gaming Holdco will pay (or cause to be paid) the Cash Payment to IGT in full satisfaction of all obligations owing by Gaming Holdco to IGT pursuant to the Intercompany Note. When the Second Step Merger is completed (“Closing”), Gaming Holdco (which at that time will hold the Spinco Business) will be a direct wholly owned subsidiary of the Company.
On March 13, 2024, in connection with the Proposed Transactions, each of Linster W. Fox, Maureen T. Mullarkey, Atul Bali and Secil Tabli Watson notified the board of directors (the “Board”) of Everi of such individual’s resignation from the Board, including all committees thereof, effective upon the Closing and contingent upon the Closing. The Closing is expected to close in late 2024 or early 2025, subject to receipt of regulatory approvals, shareholder approvals, and other customary closing conditions.
As previously disclosed in the Company’s Form 8-K filed February 29, 2024, immediately following the effective time of the Merger (the “Merger Effective Time”), it is anticipated that Mr. Michael D. Rumbolz will become the Chairman, and each of Messrs. Vince Sadusky, Randy Taylor, Marco Sala, Enrico Drago, and James McCann will be named as directors, of the combined company.
(d) Immediately following the Merger Effective Time, it is anticipated that Paul W. Finch, Jr., Ashley M. Hunter, Geoffrey P. Judge, Debra L. Nutton, and Maria Pinelli will each be named a director of the combined company. Each director of the combined company shall be appointed to serve until such time as such individual is unable or unwilling to serve in such capacity and until such individual’s successor is duly elected and qualified.
Mr. Paul W. Finch, Jr., age 60, has served on the board of directors of Everi since 2022. He has served as a founder of PWF Advisory Services LLC, a financial technology advisor specializing in payments, risk, identity, and technology, since May 2019. Mr. Finch has also served as founder of The Finch Family Foundation, a non-profit organization dedicated to serving children and families in Arizona, since May 2018. Prior to that, Mr. Finch served as chief executive officer of Early Warning Services, LLC, a provider of real-time payments, risk and authentication solutions to financial institutions nationwide, from 2003 to 2019. The Company believes Mr. Finch is qualified to serve on the board of directors of the combined company because of his experience in the payments solutions, risk, and authentication solutions.

Ms. Ashley M. Hunter, age 44, has served on the board of directors of IGT since January 2022. She has served as a founding partner of A. Hunter & Company, a leading risk management advisory firm since January 2022. Ms. Hunter has served as a lecturer at the University of Texas at Austin School of Information since 2015. The Company believes Ms. Hunter is qualified to serve on the board of directors of the combined company because of her experience in risk management.
Mr. Geoffrey P. Judge, age 70, has served on the board of directors of Everi since 2006. From September 2010 to April 2021, Mr. Judge served as a partner at iNovia Capital, a manager of early-stage venture capital funds, and also served on the board of directors of iNovia portfolio companies. He formerly served as chief operating officer of Media Solution Services, Inc., a provider of credit card billing insert media. The Company believes Mr. Judge is qualified to serve on the board of directors of the combined company because of his knowledge of Everi’s business and his experience in the financial services and payments industries.
Ms. Debra L. Nutton, age 67, has served on the board of directors of Everi since April 2023. She has served as an executive coach and gaming consultant since June 2021. Ms. Nutton has served as a member of the advisory board of U-Ryze, a non-profit organization that offers coaching to the under-served, since June 2022. From December 2019 to August 2021, Ms. Nutton served as an advisor to the pre-opening team of Resorts World Las Vegas, a resort hotel. Prior to that, she served as Executive Vice President of Casino Operations of Wynn Las Vegas, a resort hotel, from July 2013 to July 2018. From July 2018 to October 2019, Ms. Nutton served as Vice President Casino Administration, Wynn Resorts. The Company believes Ms. Nutton is qualified to serve on the board of directors of the combined company because of her experience as an operator in the gaming industry.
Ms. Maria Pinelli, age 61, has served on the board of directors of IGT since January 2022. She has served as the chief executive officer of Strategic Growth Advisors, LLC, a consulting advisory company, since December 2020. Ms. Pinelli has served as member of the board of directors of Globant S.A. (NYSE: GLOB) since April 2021 and as a member of the board of directors and chair of the audit committee for Archer Aviation, Inc. (NYSE: ACHR) since September 2021. Ms. Pinelli served on the board of directors of Clarim Acquisition Corp. (Nasdaq: CLRM) from November 2020 to December 2022. Prior to Strategic Growth Advisors, LLC, Ms. Pinelli held a variety of leadership roles for Ernst & Young, including Consumer Products and Retail Leader, Technology Leader, Global Vice Chair of Strategic Growth Markets, Global IPO Leader and Americas Leader for Strategic Growth Markets from 1986-2020. The Company believes Ms. Pinelli is qualified to serve on the board of directors of the combined company because of her experience serving on various public company board of directors.
In connection with the appointment of Mses. Hunter, Nutton and Pinelli and Messrs. Finch, Jr. and Judge to the Board of the combined company, such individuals are expected to enter into the Company’s standard form of indemnification agreement. A form of the indemnification agreement was previously filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 7, 2019.
There are no arrangements or understandings between Mses. Hunter, Nutton and Pinelli and Messrs. Finch, Jr. and Judge and any other persons pursuant to which each such individual was selected to serve as a director of the combined company, respectively, in all cases contingent on and effective at the closing of the Merger, other than as set forth in the Agreement and Plan of Merger by and among IGT, Spinco, the Company and Merger Sub (the “Merger Agreement”) and the Investor Rights Agreement by and between the Company and De Agostini (the “Investor Rights Agreement”). There are no family relationships between any of Mses. Hunter, Nutton and Pinelli and Messrs. Finch, Jr. and Judge and any previous or current officers or directors of the Company, and there are no related party transactions reportable under Item 404(a) of Regulation S-K. The Merger Agreement and the Investor Rights Agreement were filed as Exhibits 2.1 and 10.6, respectively, to the Company’s Current Report on Form 8-K filed on February 29, 2024, which exhibits, together with the descriptions of each of the Merger Agreement and the Investor Rights Agreement under the captions “The Merger Agreement” and “The Investor Rights Agreement”, respectively, under Item 1.01 of the Company’s Current Report on Form 8-K filed February 29, 2024, are incorporated herein by reference. The disclosure provided pursuant to Item 8.01 of the Company’s Current Report on Form 8-K filed February 29, 2024 under “The Voting Agreement” is incorporated by reference into this Item 5.02.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERI HOLDINGS INC.

Date: March 15, 2024	By:	/s/ Todd A. Valli
Todd A. Valli, Senior Vice President, Corporate Finance & Tax and Chief Accounting Officer

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